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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

American Spectrum Realty, Inc.
(Name of Subject Company)

William J. Carden
(Name of Person Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

02970Q 10 4
(CUSIP Number of Class of Securities)

William J. Carden
Chief Executive Officer
7700 Irvine Center Drive, Suite 555
Irvine, California 92618
(949) 753-7111
(Name, Address and Telephone Number of Person Aurthorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

[_]
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

The name of the subject company is: American Spectrum Realty, Inc.

The address and telephone number of its principal executive offices are:
7700 Irvine Center Drive, Suite 555
Irvine, California, 92618

The exact title of the subject class of equity securities is: Common Stock, par value $.01 per share.

The number of shares outstanding of the above class is: 5,536,990

ITEM 2. Identity and Background of Filing Person.

The name of the filing person is: American Spectrum Realty, Inc. The filing person is the subject company.

The address and telephone number of its principal executive offices are:
7700 Irvine Center Drive, Suite 555
Irvine, California, 92618
(949) 753-7111

The tender offer to which this Schedule relates is an offer to purchase for cash up to 1.5% of the outstanding shares of Common Stock, par value $.01 per share, of American Spectrum Realty, Inc.

The names of the offeror(s) are Peachtree Partners and MacKenzie Patterson, Inc.

The address of Peachtree Partners is: 3116 East Shea, Phoenix, Arizona 85028

The address of MacKenzie Patterson, Inc. is: 1640 School Street, Moraga, California 94556

ITEM 3. Past Contracts, Transactions, Negotiations and Agreements.

The filing person is the subject company. The filing person and its affiliates have no material agreement, arrangement or understanding, nor do they have any actual or potential conflict of interest with the offeror(s), its executive officers, directors or affiliates.

ITEM 4. The Solicitation or Recommendation.

The filing person is recommending to its shareholders that they reject the tender offer. The filing person's reasons for its recommendation are set forth on Exhibit 1 to this Schedule. To the extent known by the filing person, neither the filing person nor any executive officer, director, affiliates or subsidiary of the filing person currently intends to tender, sell or hold the subject securities that are held of record or beneficially owned by that person.

ITEM 5. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

ITEM 6. Interest in Securities of the Subject Company.

Not applicable.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

The subject company is not undertaking or engaging in any negotiations in response to the tender offer.

ITEM 8. Additional Information.

Not applicable.

ITEM 9. Exhibits.

Attached as Exhibit 1 is the recommendation of the subject company with respect to the tender offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William J. Carden (Signature)
William J. Carden Chief Executive Officer (Name and Title)
August 7, 2002 (Date)

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SIGNATURE